SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED July 8, 2002

COMMISSION FILE NUMBER: 01-16778

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	[X]

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

QUEST INVESTMENT CORPORATION

Suite 300, 570 Granville Street

Vancouver, B.C. V6C 3P1

NEWS RELEASE

(FORMED BY THE AMALGAMATION OF BRADSTONE EQUITY PARTNERS, INC., PERUVIAN GOLD LIMITED, GLENEX INDUSTRIES INC. ANDSTOCKSCAPE.COM TECHNOLOGIES INC.)

July 8, 2002

Vancouver, B.C.  Quest Investment Corporation ("Quest") is pleased to announce that the amalgamation of Bradstone Equity Partners, Inc. ("Bradstone") (BEP.A and BEP.B-TSE), Peruvian Gold Limited ("Peruvian") (PVO-CDNX), Glenex Industries Inc. ("Glenex") (GXI-CDNX) and Stockscape.com Technologies Inc. ("Stockscape") (STKSF-OTCBB) (together the "Companies") has been completed and the resulting amalgamated corporation's name is Quest Investment Corporation. The Toronto Stock Exchange ("TSX") has issued a bulletin disclosing that the 20,254,762 Class A subordinated voting (one vote per share) common shares ("Quest Class A Shares") being issued to the shareholders of Peruvian, Glenex and Stockscape will be listed and posted for trading on the TSX at the open of trading on July 10, 2002 under the symbol "Q.A". These new Quest Class A Shares will be in addition to the existing 4,109,690 Class A Shares and 4,067,766 Class B Shares currently held by Bradstone Shareholders. The trading symbols "Q.A" and "Q.B", respectively, will replace the existing symbols BEP.A for Bradstone Class A Shares (now Quest Class A Subordinate Voting Shares) and BEP.B for the Bradstone Class B multiple voting (5 votes per share) common shares (now Quest Class B Multiple Voting Shares). The common shares of Peruvian and Glenex will be concurrently delisted from the TSX Venture Exchange at the commencement of trading. Stockscape's common shares are quoted on the OTCBB in the United States and, as the successor corporation, Quest, is taking the appropriate steps to have Quest's Class A Shares and Class B Shares quoted on the OTCBB.

Quest will have 24,364,452 Quest Class A Subordinate Voting Shares (one vote per share) and 4,067,766 Quest Class B Multiple Voting (five votes per share) common shares issued and outstanding. Quest's transfer agent, Computershare Trust Company of Canada, will be sending letters of transmittal to registered shareholders of Peruvian, Glenex and Stockscape, which will provide instructions on how to exchange their existing share certificates for Quest Class A Share certificates. Registered Bradstone shareholders will also receive letters of transmittal instructing how they may exchange their Bradstone Class A share certificates and Bradstone Class B share certificates for equivalent share certificates of Quest.

As an amalgamated corporation, Quest has approximately $28 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Quest. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact: Robert G. Atkinson Brian E. Bayley A. Murray Sinclair Tel: (604) 688-3410 Tel : (604) 689-1428 Tel: (604) 689-1428

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	July 15, 2002	By:	(signed) Sandra Lee
Signature Sandra Lee Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.